Exhibit 99.1

DoubleDown Interactive Announces

Results of 2024 Annual General Meeting

SEATTLE, WASHINGTON – March 29, 2024 – DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today that at its annual general meeting of shareholders held on March 29, 2024 at 11:00 a.m., Korea Standard Time (March 28, 2024 at 10:00 p.m., U.S. Eastern Time) in Seoul, Korea, the following actions were taken by the shareholders of record as of December 29, 2023 on the proposed resolutions:

1.	Approval of the 16th financial statements for the fiscal year ended December 31, 2023;

2.	Approval of the aggregate remuneration limit of KRW5,000,000,000 for independent directors and executive officers for the fiscal year ending December 31, 2024; and

3.	Approval of the amendment to the Regulations on Executive Retirement Payment.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.

Company Contact:

Joseph A. Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com